SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 23, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☑       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

March 20, 2009
SouthGobi Energy Resources has reported a revision
of the previous independent resource estimate for the West Field at its Ovoot Tolgoi coal mine in Mongolia
New Appointments to SouthGobi’s Management and Resource Development Team
VANCOUVER, CANADA — Ivanhoe Mines has been advised that SouthGobi Energy Resources has issued a restatement of coal resources in one portion of SouthGobi’s Ovoot Tolgoi coal mine in southern Mongolia following the discovery of errors in a 2008 resource estimate that had been prepared by an independent, third-party consultant.
The restatement, covering only the West Field portion of the coal project, was contained in a news release issued today by Gene Wusaty, Chief Operating Officer of SouthGobi Energy Resources Ltd. (SGQ: TSX-V). SouthGobi reported that as a result of the consultant’s errors, there was an overstatement of the extent of resources in the West Field that were calculated effective June 20, 2008, and reported by SouthGobi on July 31, 2008, primarily in the indicated and inferred categories.
However, SouthGobi also said that the current resource estimates for the separate South-East Field and the Ovoot Tolgoi underground project remained correct and unaffected by the West Field overstatement. Mining at Ovoot Tolgoi under the current plan also is not impacted because the operations are based on an earlier, confirmed estimate of the West Field coal resources as of December 31, 2006.
SouthGobi will appoint a major international engineering firm to complete a new Technical Report for Ovoot Tolgoi, which is expected to be completed later in 2009. SouthGobi expects that this new report will incorporate outstanding data obtained from drilling to the end of 2008 and redesign the surface mine to a depth of 300 metres from the present 250 metres. In addition, the new Technical Report will update the resource models and delineate reserves based on at least a pre-feasibility level of engineering.
SouthGobi’s management believes this new report will demonstrate the potential of the Ovoot Tolgoi coal deposit. SouthGobi made considerable progress in identifying additional resources at Ovoot Tolgoi in 2008, drilling over 23,200 metres, down to a depth of 800 metres in the West Field. In addition, there are 3,800 metres of drill data from 2007 in the South-East Field that still require modelling. Based on 2008 drill data the coal potential is continuous along strike and at depth. “We are very encouraged with the results from drilling completed in 2008 and are confident we will be able to establish additional resources,” Mr. Wusaty said. “We are planning further drilling this summer, which also is intended to expand the resource at Ovoot Tolgoi.”

SouthGobi Energy’s news release, containing details of the resource estimate revision, may be accessed at www.southgobi.com.
New Appointments to SouthGobi’s Management and Resource Development Team
SouthGobi also announced two new appointments to its Management and Resource Development team: Jess Harding and Stephen Torr.
Jess Harding has been appointed the company’s new Vice-President, Evaluations and Project Development. Mr. Harding has more than 15 years’ experience in the mining industry and assumes the same role that he presently holds at Ivanhoe Mines Ltd. Mr. Harding has a Bachelor of Chemical Engineering from the University of Leeds, UK.
Stephen Torr, (P.Geo.), has been appointed the company’s new Resource Manager. Mr. Torr has 19 years of experience in the mining industry and currently is the Resource Manager for Ivanhoe Mines Ltd. Mr. Torr has a B.Sc. (Hons) Degree in Geology from the University of Southampton and a M.Sc. in Applied Geoscience from the University of Leicester. Mr Torr has previous experience in estimation of open pit and underground coal resources and will be assuming the role of Qualified Person to oversee future independent resource estimates for SouthGobi.
Mr. Wusaty, SouthGobi Energy’s Chief Operating Officer, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder and currently owns, directly and indirectly, approximately 80% of SouthGobi’s issued and outstanding shares.
Information contacts
Ivanhoe Mines
Investor Relations: Bill Trenaman. Media: Bob Williamson +1.604.688.5755.
www.ivanhoemines.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 23, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary